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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A

                Under the Securities Exchange Act of 1934
                          (Amendment No. 2)<F*>

              BOSS HOLDINGS, INC. (F/K/A VISTA 2000, INC.)
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                             (Name of Issuer)


                              COMMON STOCK
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                      (Title of Class of Securities)


                              1011B 10 1 7
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                             (CUSIP Number)

                          LEONARD J. ESSIG, ESQ.
                       LEWIS RICE & FINGERSH, L.C.
                     500 NORTH BROADWAY, SUITE 2000
                        ST. LOUIS, MISSOURI 63102
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   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                             12-30-98
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       (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement:
[ ]

        (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such claim.) (See Rule 13d-7.)

        Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO. 1011B 10 1 7           13D               PAGE 2 OF 8 PAGES
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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GINARRA HOLDINGS, INC.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*> (a) [X]
                                                             (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS<F*>

        WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
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                  7    SOLE VOTING POWER

                       74,648
                  --------------------------------------------------
                  8    SHARED VOTING POWER
     NUMBER OF
      SHARES           0
   BENEFICIALLY   --------------------------------------------------
     OWNED BY     9    SOLE DISPOSITIVE POWER
       EACH
     REPORTING         74,648
    PERSON WITH   --------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        74,648
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES<F*>                                       [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.9%
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14      TYPE OF REPORTING PERSON<F*>

        CO
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CUSIP NO. 1011B 10 1 7           13D              PAGE 3 OF 8 PAGES
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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GRAZIADIO FAMILY TRUST, U/D/T 10/13/75
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*> (a) [X]
                                                             (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS<F*>

        OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
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                  7    SOLE VOTING POWER

                       52,453
                  --------------------------------------------------
                  8    SHARED VOTING POWER
     NUMBER OF
      SHARES           0
   BENEFICIALLY   --------------------------------------------------
     OWNED BY     9    SOLE DISPOSITIVE POWER
       EACH
     REPORTING         52,453
    PERSON WITH   --------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,453
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES<F*>                                       [X]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.7%
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14      TYPE OF REPORTING PERSON<F*>

        OO
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ITEM 1. SECURITY AND ISSUER.
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        This statement is the second amendment to a statement on Schedule
13D filed in respect of the Common Stock (the "Common Stock") of Boss Holdings, Inc. (f/k/a Vista 2000, Inc.), a Delaware corporation (the "Company"), by a group consisting of Ginarra Holdings, Inc. ("Ginarra Holdings") and Graziadio Family Trust, udt 10/13/75 (the "Trust").
Except as provided in the responses on the cover page hereof and in Items 5(a) and 5(b), or as otherwise expressly stated herein, all references to the number of shares of Common Stock issued and outstanding or reported as beneficially owned by the Reporting Persons do not give effect to the 25:1 reverse stock split, effective December
7, 1998 (the "Reverse Split"), in respect of the Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND.
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         The (a) name, (b) business address, (c) present principal
occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship for each director and executive officer of Ginarra Holdings are as follows:

         (a)   G. Louis Graziadio, III - Chairman and CEO
         (b)   2325 Palos Verdes Dr. West, Ste. 211, Palos Verdes
               Estates, California 90274
         (c)   Corporate Officer
         (d)   United States

         (a)   George L. Graziadio, Jr. - Director
         (b)   9920 South La Cienega Blvd., Inglewood, California
               90301
         (c)   Chairman and Chief Executive Officer of Imperial
               Bancorp (banking)
               9920 South La Cienega Blvd., Inglewood, California
               90301
         (d)   United States

         (a)   Phillip M. Bardack - Director
         (b)   16633 Ventura Blvd., Suite 510, Encino, California
               91436
         (c) Proprietor of Phillip M. Bardack, CPA (accountants) 16633 Ventura Blvd., Suite 510, Encino, California
               91436
         (d)   United States

         (a)   Brian E. Fees, CPA - Chief Financial Officer
         (b)   2325 Palos Verdes Dr. West, Ste. 211, Palos Verdes
               Estates, California 90274
         (c)   Corporate Officer
         (d)   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------

         The aggregate amount of funds used by Ginarra Holdings to purchase the shares of Common Stock to which this Amendment relates was approximately $76,912 and was derived from the investment funds of Ginarra Holdings. Ginarra Holdings may from time to time use the

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shares of Common Stock owned by it as collateral for margin loans to be made to Ginarra Holdings by broker-dealers.

         The aggregate amount of funds used by the Trust to purchase the shares of Common Stock to which this Amendment relates was approximately $131,142 and was derived from trust funds. The Trust may from time to time use the shares of Common Stock owned by it as collateral for margin loans to be made to the Trust by broker-dealers.

ITEM 4.  PURPOSE OF TRANSACTION.
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         The Reporting Persons have acquired the shares of Common
Stock reported herein for investment purposes. Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons also may dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

         Except as set forth in this Item 4, the Reporting Persons have no present plan or proposal which relates to or would result in
(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, if any; (d) any material change in the capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in the Company's charter, bylaws or instruments corresponding thereto or actions which may impede acquisition of control of the Company by any person; (g) a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (h) a class of securities of the Company to become eligible for a termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; or (i) any action similar to those listed above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
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         (a)  As of January 12, 1999, Ginarra Holdings beneficially owned
74,648 shares (3.9%) of Common Stock, and the Trust beneficially owned 52,453 shares (2.7%) of Common Stock. The percentage of the shares of Common Stock owned (as indicated in this Item 5) is based on 48,253,932 shares of Common Stock represented to be outstanding as of October 30, 1998 by the Company in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 26, 1998, as adjusted for the Reverse Split. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock shown herein as being beneficially owned by the other Reporting Person.

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         (b)  The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Amendment No. 2 to Schedule
13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

         (c) During the 60 days prior to the date hereof, the Reporting Persons made the following purchases of Common Stock, all of which, except as otherwise noted, took place on the open market:

                        Ginarra Holdings
                        ----------------


              Date            Amount          Price
              ----            ------          -----

              11/24/98        20,000          0.10
              11/25/98        29,500          0.10
              12/8/98            400<F*>      1.25<F*>
              1/19/99            200<F*>      2.00<F*>


                                 Trust
                                 -----

              Date            Amount          Price
              ----            ------          -----

              12/30/98        32,000<F*>      2.50<F*><F**>

[FN]
              <F*> After effective date of Reverse Split.
              <F**> Privately negotiated transaction.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
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         (a)  Joint Filing Agreement (Exhibit I).

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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 1999              GINARRA HOLDINGS, INC.


                                    By:  /s/ G. Louis Graziadio, III
                                       ---------------------------------
                                    Name: G. Louis Graziadio, III
                                    Title: Chairman & CEO


Date: January 20, 1999              GRAZIADIO FAMILY TRUST, UDT 10/13/75


                                    By:  /s/ Phillip M. Bardack
                                       ---------------------------------
                                    Name: Phillip M. Bardack
                                    Title: Trustee

                                   7
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                              EXHIBIT I
                              ---------

                        JOINT FILING AGREEMENT


     The undersigned each hereby agree that the Amendment No. 2 to
Schedule 13D filed herewith, relating to the Common Stock of Boss
Holdings, Inc. (f/k/a Vista 2000, Inc.), is filed on behalf of each of the undersigned.

Date:  January 20, 1999

                                    GINARRA HOLDINGS, INC.


                                    By:  /s/ G. Louis Graziadio, III
                                       ---------------------------------
                                    Name: G. Louis Graziadio, III
                                    Title: Chairman & CEO


                                    GRAZIADIO FAMILY TRUST, UDT 10/13/75


                                    By:  /s/ Phillip M. Bardack
                                       ---------------------------------
                                    Name: Phillip M. Bardack
                                    Title: Trustee


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